Mail Stop 3561

November 18, 2008

Guangshen Railway Company Limited
Yao Xiaocong - Chief Accountant
No. 1052 Heping Road
Shenzhen, Guangdong Province
People's Republic of China 518010

Re: **Guangshen Railway Company Limited**
              Form 20-F the year ended December 31, 2007
              Filed June 26, 2008
              File Number: 001-14362

Dear Mr. Yao Xiaocong:

We have reviewed your filing and have the following comments. Where indicated, please revise your future filings to comply with our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 18- Financial Statements

Note 38- the Acquisition of the Net Assets of Yangchen Railway, page F-56

1. We note your assertion that, as a result of the dilution to 41% (from 67%) of the equity interest of the MOR in the Group in December 2006, Yangcheng Railway and the Group were no longer under common control on the acquisition date of January 1, 2007. According to Appendix A of IFRS 3, control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In this regard, disclosures throughout your filing describe the extensive government regulation of the railway transportation industry and the significant continuing influence of the MOR over your policies, management and affairs. We also note the composition of your Board of Directors (six non-independent directors and three independent directors) was the same both before and after the December 2006 offering. In addition, the chairman of your Board of Directors is the chairman of GRGC, a subsidiary of the MOR. Therefore, it is unclear whether or not there has been any substantive change in the MOR's power to govern your financial and operating policies after their equity interest was diluted. Please clarify your disclosures in this regard. In your response, please provide us with specific examples of changes in the MOR's power as a result of the December 2006 offering (other than the dilution of their ownership interest in the Group).

2. We note your disclosure referencing the assistance of an independent appraisal firm. If you elect to make reference to an independent or third-party valuation or appraisal, you must specifically identify the appraiser in your report. Please revise accordingly or delete any such reference from your filings. In addition, if you incorporate a report with such a reference into any Registration Statement, the appraiser must be identified as an expert in the Registration Statement and his consent must be filed as an exhibit pursuant to Item 601(b)(23) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

       Sincerely,

       David R. Humphrey
       Branch Chief